Exhibit 99.7

Cable and Wireless plc ("the Company") was notified on 12 September 2003 that, pursuant to section 198 to 202 of the Companies Act 1985, Barclays PLC had a notifiable interest in 119,848,795 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 5.029% per cent of the issued Ordinary Share capital of the Company.